UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of February 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

1.  Press Release, released publicly on February 13, 2008: Jacada Reports Record Fourth Quarter and Fiscal 2007 Results

2.  Press Release, released publicly on February 13, 2008:Jacada Announces $10 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
			Name:	Tzvia Broida
			Title:	Chief Financial Officer

Date:	February 13, 2008

EXHIBIT INDEX

1.  Press Release, released publicly on February 13, 2008: Jacada Reports Record Fourth Quarter and Fiscal 2007 Results

2.  Press Release, released publicly on February 13, 2008:Jacada Announces $10 Million Share Repurchase Program

Jacada Reports Record Fourth Quarter and Fiscal 2007 Results

Annual revenue grows 57% for call center business, with record revenue and backlog reported in fourth quarter

Meets Guidance for full year 2007 revenues for combined operations

Raises outlook for continuing operations to $20 million to $22 million in revenues for full year 2008

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the fourth quarter and for the fiscal year ended December 31, 2007.

Fourth Quarter Highlights:

During the fourth quarter of 2007, the Company:

-- Announced, on December 20, 2007, the sale of its application modernization (legacy) business to Software AG for gross proceeds of $26 million in cash, including approximately $3 million to be held in escrow. The transaction closed on January 1, 2008.
-- Announced that Paul O'Callaghan will become the CEO of Jacada effective January 1, 2008, and Gideon Hollander will become Chairman of the Board.
-- Signed contracts with 3 new telecommunications customers, including:
-- A material contract with O2 UK, a leading provider of mobile telecommunications services to consumers and businesses in the United Kingdom.
-- A contract with a major telecommunications provider in Canada.
-- A contract with a premiere telecommunications provider in Eastern Europe.
-- Signed a material contract with a major North American insurance company.
-- Announced that Station Casinos selected the Jacada Unified Service Desktop Solution to create a unified interface and desktop for their guest service agents.
-- Announced that Guy Tweedale was hired to lead European operations.

“We are extremely pleased to report a strong year comprised of solid execution and rapid growth, as evidenced in our financial performance, which tracked well according to plan,” commented Paul O’Callaghan, chief executive officer for Jacada. “Including revenues from our legacy business, we achieved record annual revenues of $25.8 million, which is in line with our guidance, and represents 25% growth over 2006. This growth was driven by a 57% increase in our call center business.”

“Throughout the year, we continued to experience record-level growth in our call center revenues, booking and backlog and we anticipate achieving significant growth in each of these categories throughout 2008,” continued Mr. O’Callaghan. “As of December 31, 2007, our call center backlog, which provides visibility for our future revenues, was $14.7 million, representing a year-over-year increase of 76%. We expect the majority of this backlog to be recognized as revenue in 2008. We added 14 new, marquee accounts during the year, in both established and new verticals, and announced distribution agreements with two leading, global IT integration and services firms. We expect these partners, and others that we continue to pursue, to play an important role in our migration to a business model with a higher software component. We continue to make the required investments to support our growth, and we expect that a higher software revenue component will gradually improve our margins and significantly reduce our operating and net losses.”

NOTE: Jacada fourth quarter and year-end financial reports reflect the divestiture of its application modernization (legacy) business, which generated approximately $12.5 million in revenues and $9.5 million in GAAP net income during 2007. This business was sold prior to year-end and has been classified in the GAAP financial tables as “Discontinued Operations.” The sale of this business was announced on December 20, 2007 and closed on January 1, 2008, for gross proceeds of $26 million in cash, which includes approximately $3 million currently being held in escrow. The following non-GAAP financial discussion pertains only to continuing operations (call center business). The difference between the non-GAAP numbers and GAAP numbers includes net income from discontinued operations (legacy business), income tax benefits associated with the discontinued operation, stock-based compensation expenses and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years.

For the fiscal year 2007, total call center revenues grew 57% to a record $13.3 million from $8.5 million in the fiscal year 2006. Non-GAAP gross profit for the fiscal year 2007 was $6.2 million or 47% gross margin, compared to $4.6 million and 54%, respectively, for the fiscal year 2006. GAAP gross profit was $5.8 million or 43% gross margin, compared to $4.4 million and 52%, respectively, in the fiscal year 2006.

Annual non-GAAP net loss was ($11.0 million), or ($0.54) per share in 2007 compared to a net loss of ($12.2 million), or ($0.62) per share in 2006. Overall annual GAAP net income in 2007 was $4.1 million, or $0.20 per share, which included $9.5 million in income from discontinued operations and an income tax benefit associated with discontinued operation of $6.7 million. This compared to a net loss of ($2.6 million), or ($0.13) per share in fiscal year 2006, which included $9.1 million in income from discontinued operations and a tax benefit associated with discontinued operation of $1.3 million.

For the fourth quarter, total reported revenues from continuing operations rose 137% to a record $6.15 million compared to $2.6 million in the fourth quarter of 2006. Non-GAAP gross profit for the fourth quarter was $2.5 million, or 41% gross margin, compared to $1.4 million in gross profit, or 55% gross margin in the fourth quarter last year. Total GAAP gross profit was $2.3 million or 37% gross margin, compared to $1.3 million and 52%, respectively, in last year’s fourth quarter.

The fourth quarter non-GAAP net loss from continuing operations was ($2.4 million), or ($0.11) per share, compared to ($2.9 million), or ($0.14) per share in the fourth quarter of 2006. Overall fourth quarter GAAP net income was $5.4 million, or $0.26 per share, which included $2.6 million in income from discontinued operations and an income tax benefit associated with discontinued operation of $5.6 million. This compared to a net loss of ($634,000), or ($0.03) per share in the fourth quarter of fiscal year 2006, which included $2.2 million in income from discontinued operations and a tax benefit associated with discontinued operation of $200,000.

At the end of the fourth quarter of 2007 cash and investments were $33.8 million, compared to $35.9 million reported on December 31, 2006. Subsequent to the end of the quarter, the sale of the company’s legacy business added gross proceeds of $26 million, including approximately $3 million held in escrow, to the balance sheet.

“We are delivering a solution to the market that is achieving significant cost savings and revenue growth opportunities for our clients,” continued Mr. O’Callaghan. “What is also critically important to our clients is the enhanced customer experience that our clients can now offer through efficient call resolutions. This is contributing to measurable gains for our call center clients as their customer retention rates improve. The flexibility of our solution is enabling us to penetrate new verticals and go deeper into our established markets, resulting in a rapidly intensifying market opportunity.”

“Due to our backlog, visibility in our sales pipeline and the progress of project deliverables, we are raising our revenue guidance for 2008 to $20 to $22 million, which represents an increase of 50% to 65% year-over-year,” concluded Mr. O’Callaghan. “We also expect to reduce our annual non-GAAP net loss by as much as 40% to 50% in 2008 compared to 2007, and based on our current financial model, we anticipate reaching non-GAAP profitability during 2009. We are confident that we will continue to meet or exceed our long-term financial milestones.”

Conference Call Details

Any investor or interested individual can participate in the teleconference, which will begin at 10:30 a.m. Eastern Time on February 13, 2008. To participate in the teleconference, please call toll-free 888-713-4213, or 617-213-4865 for international callers, and provide passcode 46963571 approximately 10 minutes prior to the start time. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com. A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on February 13, 2008. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide passcode 87488338.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating income (loss), net income (loss) and income (loss) per share, which are adjustments from results based on GAAP to exclude discontinued operations, taxes, non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited
Revenues:
Software licenses	$3,706	$3,668	$1,693	$853
Services	7,824	3,482	3,823	1,344
Maintenance	1,812	1,356	633	354

Total revenues	13,342	8,506	6,149	2,551

Cost of revenues:
Software licenses	449	244	258	99
Services	6,354	3,218	3,418	965
Maintenance	745	662	198	163

Total cost of revenues	7,548	4,124	3,874	1,227

Gross profit	5,794	4,382	2,275	1,324

Operating expenses:
Research and development	4,402	3,838	1,175	1,046
Sales and marketing	9,787	9,759	2,530	2,355
General and administrative	5,249	5,108	1,673	1,388

Total operating expenses	19,438	18,705	5,378	4,789

Operating loss	(13,644)	(14,323)	(3,103)	(3,465)
Financial income, net	1,548	1372	335	373

Pretax loss from continuing operations	(12,096)	(12,951)	(2,768)	(3,092)
Tax benefit	6,724	1,267	5,594	221
Income (Loss) from continuing operations	(5,372)	(11,684)	2,826	(2,871)
Income from discontinued operations	9,488	9,112	2,577	2,237

Net income (loss)	$4,116	$(2,572)	$5,403	$(634)

Basic and diluted net income (loss) per share
Continuing operations	$(0.27)	$(0.59)	$0.13	$(0.14)
Discontinued operations	$0.47	$0.46	$0.13	$0.11
Total	$0.20	$(0.13)	$0.26	$(0.03)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	20,364,752	19,827,852	20,563,369	20,126,244
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	Unaudited
Revenues:
Software licenses	$3,706	$3,668	$1,693	$853
Services	7,824	3,482	3,823	1,344
Maintenance	1,812	1,356	633	354

Total revenues	13,342	8,506	6,149	2,551

Cost of revenues:
Software licenses	120	64	57	53
Services	6,262	3,161	3,395	946
Maintenance	740	651	196	161

Total cost of revenues	7,122	3,876	3,648	1,160

Gross profit	6,220	4,630	2,501	1,391

Operating expenses:
Research and development	4,325	3,759	1,151	1,030
Sales and marketing	9,535	9,636	2,480	2,312
General and administrative	4,884	4,706	1,583	1,181

Total operating expenses	18,744	18,101	5,214	4,523

Operating loss	(12,524)	(13,471)	(2,713)	(3,132)
Financial income, net	1,548	1,372	335	373

Pretax loss from continuing operations	(10,976)	(12,099)	(2,378)	(2,759)
Tax (expense) benefit	(32)	(129)	22	(108)

Net loss from continuing operations	$(11,008)	$(12,228)	$(2,356)	$(2,867)

Basic and diluted net loss per share	$(0.54)	$(0.62)	$(0.11)	$(0.14)

Weighted average number of shares used in computing basic and diluted net loss per share	20,364,752	19,827,852	20,563,369	20,126,244
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31, 2007 (unaudited)
	GAAP	Adjustments				Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations	Tax benefit associated with discontinued operations
Revenues:
Software licenses	$3,706					$3,706
Services	7,824					7,824
Maintenance	1,812					1,812

Total revenues	13,342					13,342

Cost of revenues:
Software licenses	449	(329)				120
Services	6,354		(92)			6,262
Maintenance	745		(5)			740

Total cost of revenues	7,548	(329)	(97)			7,122

Gross profit	5,794	329	97			6,220

Operating expenses:
Research and development	4,402		(77)			4,325
Sales and marketing	9,787		(252)			9,535
General and administrative	5,249		(365)			4,884

Total operating expenses	19,438		(694)			18,744

Operating loss	(13,644)	329	791			(12,524)
Financial income, net	1,548					1,548

Pretax Income (loss)	(12,096)	329	791			(10,976)
Tax (expense) benefit	6,724				(6,756)	(32)
Income (Loss) from continuing operations	(5,372)	329	791		(6,756)	(11.008)
Income from discontinued operations	9,488			(9,488)		-

Net income (loss)	$4,116	$329	$791	$(9,488)	$(6,756)	$(11,008)

Basic and diluted net income (loss) per share
Continuing operations	$(0.27)					$(0.54)
Discontinued operations	$0.47					$-
Total	$0.20					$(0.54)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	20,364,752					20,364,752
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended December 31, 2007 (unaudited)
	GAAP	Adjustments				Non-GAAP
		Amortization of acquired intangible assets	Stock-based compensation expenses	Income from discontinued operations	Tax benefit associated with discontinued operations
Revenues:
Software licenses	$1,693					$1,693
Services	3,823					3,823
Maintenance	633					633

Total revenues	6,149					6,149

Cost of revenues:
Software licenses	258	(201)				57
Services	3,418		(23)			3,395
Maintenance	198		(2)			196

Total cost of revenues	3,874	(201)	(25)			3,648

Gross profit	2,275	201	25			2,501

Operating expenses:
Research and development	1,175		(24)			1,151
Sales and marketing	2,530		(50)			2,480
General and administrative	1,673		(90)			1,583

Total operating expenses	5,378		(164)			5,214

Operating loss	(3,103)	201	189			(2,713)
Financial income, net	335					335

Pretax Income (loss)	(2,768)	201	189			(2,378)
Tax (expense) benefit	5,594				(5,572)	22
Income (Loss) from continuing operations	2,826	201	189		(5,572)	(2,356)
Income from discontinued operations	2,577			(2,577)		-

Net income (loss)	$5,403	$201	$189	$(2,577)	$(5,572)	$(2,356)

Basic and diluted net income (loss) per share
Continuing operations	$0.13					$(0.11)
Discontinued operations	$0.13					-
Total	$0.26					$(0.11)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	20,563,369					20,563,369
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2007	2006
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (1)	$5,960	$4,735
Marketable securities (1)	10,869	12,338
Trade receivables	3,613	958
Other current assets	1,736	933
Assets related to the discontinued operations	7,752	2,378

Total current assets	29,930	21,342

LONG-TERM INVESTMENTS:
Marketable securities (1)	16,995	18,849
Severance pay fund	970	1,040

Total long-term investments	17,965	19,889

PROPERTY AND EQUIPMENT, NET	992	930

OTHER ASSETS, NET:
Other intangibles, net	118	453
Goodwill	3,096	3,096

Total other assets	3,214	3,549

Total assets	$52,101	$45,710

(1) Total Cash and Investments	$33,824	$35,922

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,167	$1,202
Deferred revenues	1,893	2,754
Accrued expenses and other liabilities	3,308	2,573
Liabilities related to the discontinued operations	4,246	4,091

Total current liabilities	10,614	10,620

LONG-TERM LIABILITIES:
Deferred revenues	61	154
Accrued severance pay	1,522	1,541

Total long-term liabilities	1,583	1,695

SHAREHOLDERS' EQUITY:
Share capital	59	58
Additional paid-in capital	73,393	71,547
Accumulated other comprehensive profit (loss)	418	(128)
Accumulated deficit	(33,966)	(38,082)

Total shareholders' equity	39,904	33,395

Total liabilities	$52,101	$45,710

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
or
Hayden Communications
Peter Seltzberg, 646-415-8972
peter@haydenir.com

Jacada Announces $10 Million Share Repurchase Program

Board of Directors Authorizes Share Repurchase; Company Files to Seek Court Approval

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (NASDAQ: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that its Board of Directors has authorized the use of up to $10 million of the Company’s available cash to repurchase Common shares of the Company.

Purchases shall be made from time to time at the discretion of management in the open market or in privately negotiated transactions, subject to, among other factors, market conditions, trading volume and the Company's share price. No time limit was set for the repurchase program and the program may be suspended from time to time or discontinued.

In addition, purchases will be made in compliance with the applicable provisions of Section 302 and 303 of the Israeli Companies Law - 1999, Rules 10b-18 and 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation M promulgated under the Exchange Act. Under Israeli law, the program requires court approval. Accordingly, Jacada will file an application with the District Court in Tel Aviv, Israel in the next few days, to approve the repurchase by the Company of up to $10 million of its ordinary shares and expects that the approval process will take approximately 6-8 weeks.

“Our board of directors has determined that the repurchase of Jacada stock represents an effective use of a portion of our cash at this time,” stated Paul O’Callaghan, chief executive officer of Jacada. “The strength of our balance sheet, the confidence we have in our business model and the continued execution of our long-term business strategy supports this decision.”

As of December 31, 2007, Jacada had approximately 20,600,865 ordinary shares outstanding and the closing price for its ordinary shares on The Nasdaq Global Market as of February 11, 2008, was $3.46.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
or
Hayden Communications
Peter Seltzberg, 646-415-8972
peter@haydenir.com